Exhibit 99.10

PRESS RELEASE

TotalEnergies joins forces with China Three Gorges
Corporation to Develop More than 11,000 High Power Charge
Points for Electric Vehicles in Wuhan and Hubei Province

Paris / Wuhan, 28 September 2021 – TotalEnergies and China Three Gorges Corporation (CTG, through its two affiliates CTG Capital and CTG Electric Energy) have signed an agreement to establish a Joint Venture in electric mobility in China. This equally owned company will develop Electric Vehicle (EV) high power charging infrastructure and services within the Hubei Province, through the installation and operation of more than 11,000 high power charge points by 2025.

This JV will build on TotalEnergies’ worldwide expertise in electric mobility and CTG strong capability in green energy production and supply. The two companies intend to develop co-branded high power charging hubs and standalone stations, open to the general public, equipped with 60 kW to 120 kW power charge points and with an average hosting capacity ranging between 20 to 50 vehicles each. The partners will also build dedicated charging stations on the premises of B2B customers, to meet their needs. Finally, in line with the partners’ respective ambitions to carbon neutrality, the electricity used to power this new network will be produced mostly from renewable sources.

The JV’s growth perspectives are supported by China’s ambition to be carbon net neutral by 2060. In a context of a fast-growing energy demand for mobility, the EV penetration rate is expected to increase dramatically over the coming years, requiring a rapid expansion of the existing fast-charging network.

“We share common and important visions with China Three Gorges the ambition to reach carbon neutrality, the undeniable willingness to push for renewable power and the enthusiasm to develop electric mobility.” declared Alexis Vovk, President Marketing & Services at TotalEnergies. “Hubei province is a natural ground to launch this cooperation, as both our companies are established there, and to contribute to the development of sustainable mobility in China and to accompany the ongoing growth of Electric Vehicles in the country. This partnership with CTG opens new doors to TotalEnergies for a long term and widened cooperation with a leader of China’s electric energy.”

“We are very proud to work with the world leading energy group, TotalEnergies, as we share the common mission of providing clean energies to the world.” said Dr Jin Heping, Chief Information Officer of CTG Group, responsible for Technology and Innovation. “New energy vehicles’ charging is an important part of new infrastructures’ construction. It has a broad development prospect, with a strong demand for technological iteration. There is such demand for technological innovation in the fields of big data platforms, equipment system integration and solar energy storage and charging microgrids. Through the cooperation with TotalEnergies, we would like to extend our upstream expertise in clean power generation and power supply to the downstream retail and mobility services business, while creating at the same time a model of technological innovation in the field of new energy vehicle charging. We are looking forward to learn from each other, and to establish a long-term relationship with TotalEnergies in other energy sectors in China and worldwide.”

CTG Corporation, operator of the Three Gorges Dam, is China’s largest clean energy corporation and the world largest hydro-power producer. It has developed more than 30 GW of hydro, wind and solar power generation capacities in China and overseas – namely in Europe – over the past five years. TotalEnergies has been present in Wuhan and in Hubei province since 1995, notably through its network of branded fuel service-stations, its lubricant business and its affiliate Hutchinson.

With this announcement, TotalEnergies pursues its development in electric mobility in major cities throughout the world, with a large portfolio of EV charge points currently in operation or in the process of being installed: Amsterdam and its region (22,000), Antwerp (3,000), Paris (2,300), London (1,700). This is also the second development in Asia in recent months, following the acquisition of Singapore largest EV charge network (1,500) in July 2021.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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About China Three Gorges Corporation

China Three Gorges Project Corporation was founded on September 27, 2009. CTG positions itself as a clean energy group focusing on large-scale hydropower development and operation, development of wind power and solar energy among other renewable energies. By the end of 2020, CTG's total installed capacity had reached 140 GW, including already commissioned or under construction capacities and those owned on a minority-equity basis. More specifically, renewable clean energy accounts for 94.7% of the total mix. CTG's overseas investment and contracting business has expanded to over 40 countries and regions in Europe, America, Africa and Southeast Asia, with a total installed capacity over 17 GW. Overseas business has offered a major impetus for the sustainable growth of CTG.

Cautionary Note

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